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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)

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                       ANGELES INCOME PROPERTIES, LTD. II

                           (Name of Subject Company)

                         BROAD RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST

                         INSIGNIA FINANCIAL GROUP, INC.

                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST

                         (Title of Class of Securities)

                                      NONE

                     (Cusip Number of Class of Securities)

                      ------------------------------------


                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT

                         INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE

                                   SUITE 3401
                            NEW YORK, NEW YORK 10152

                                 (212) 750-6070

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE

                            NEW YORK, NEW YORK 10166

                                 (212) 878-8000

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         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on April 27, 1998, as amended by Amendment No. 1 filed with the Commission on May 8, 1998, Amendment No. 2 filed with the Commission on May 26, 1998 and Amendment No. 3 filed with the Commission on June 1, 1998 (the "Statement") by Broad River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P., Insignia Properties Trust and Insignia Financial Group, Inc., relating to the tender offer of the Purchaser to purchase up to 40,000 of the outstanding units of limited partnership interest (the "Units") of Angeles Income Properties, Ltd. II at a purchase price of $160 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 24, 1998 (the "Offer to Purchase"), the First Supplement to the Offer to Purchase, dated May 8, 1998 (the "Supplement") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase, the Supplement and the Statement.

ITEM 10.  ADDITIONAL INFORMATION.

         (f) The Offer expired pursuant to its terms at 5:00 p.m., New York time, on Tuesday, June 2, 1998. The Purchaser currently is reviewing the tendered materials submitted by holders of Units and intends to determine as promptly as practicable the number of Units validly tendered and not withdrawn pursuant to the Offer. In accordance with Rule 14e-1(c) under the Securities Exchange Act of 1934, the Purchaser will promptly pay the consideration due to holders of those Units that have been accepted for payment. Upon a final determination of the number of and payment for Units validly tendered, the Purchaser will file a final Amendment to this Statement reporting the results of the Offer.










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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 1998


                                              BROAD RIVER PROPERTIES, L.L.C.

                                              By:    /s/ JEFFREY P. COHEN
                                                    --------------------------
                                                    Jeffrey P. Cohen
                                                    Manager



                                              INSIGNIA PROPERTIES, L.P.

                                              By:   Insignia Properties Trust,
                                                    its General Partner

                                              By:    /s/ JEFFREY P. COHEN
                                                    --------------------------
                                                    Jeffrey P. Cohen
                                                    Senior Vice President



                                              INSIGNIA PROPERTIES TRUST

                                              By:    /s/ JEFFREY P. COHEN
                                                    --------------------------
                                                    Jeffrey P. Cohen
                                                    Senior Vice President



                                              INSIGNIA FINANCIAL GROUP, INC.

                                              By:    /s/ FRANK M. GARRISON
                                                    --------------------------
                                                    Frank M. Garrison
                                                    Executive Managing Director







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